UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ______________________

                                 SCHEDULE 13D
                                (Rule 13d-101)

                  INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                 PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)
                              (Amendment No. 1)

                      AMERICAN FREIGHTWAYS CORPORATION
                               (Name of Issuer)

                       COMMON STOCK, $0.01 PAR VALUE
                        (Title of Class of Securities)

                                   02629V108
                                (CUSIP Number)

                             JAMES J. DORR, ESQ.
                     ORBIS INVESTMENT MANAGEMENT LIMITED
                              34 BERMUDIANA ROAD
                           HAMILTON HM 11, BERMUDA
                               (441) 296-3000
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 2, 1999
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02629V108                13D                Page 2 of 10 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Orbis Optimal Global Fund, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [ ]
               GROUP*                                        (b) [x]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        55,000
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     55,000

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    55,000

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    0.2%

     14        TYPE OF REPORTING PERSON*
                    PN

CUSIP No. 02629V108                13D                Page 3 of 10 Pages


      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Orbis Asset Management Limited

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [ ]
               GROUP*                                        (b) [x]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Bermuda

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        55,000
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     55,000

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    55,000

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     0.2%

     14        TYPE OF REPORTING PERSON*
                    CO, IA

CUSIP No. 02629V108                13D                Page 4 of 10 Pages


      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Orbis Investment Management Limited

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [ ]
               GROUP*                                        (b) [x]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Bermuda

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        1,080,000
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     1,080,000

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    1,080,000

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     3.4%

     14        TYPE OF REPORTING PERSON*
                    CO; IA

CUSIP No. 02629V108                13D                Page 5 of 10 Pages


      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Orbis Global Equity Fund Limited

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [ ]
               GROUP*                                        (b) [x]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Bermuda

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH          1,080,000
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                       1,080,000
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                       1,080,000

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     3.4%

     14        TYPE OF REPORTING PERSON*
                     CO

CUSIP No. 02629V108                13D                Page 6 of 10 Pages


     This Amendment No. 1 amends the statement on Schedule 13D which was filed on September 11, 1997 by the undersigned with respect to the common stock, par value $0.01 per share (the "Common Stock"), issued by American Freightways Corporation, an Arkansas corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on Schedule 13D.

                    *                *                *

     Item 3 is hereby supplemented as follows:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The net investment cost (including commissions, if any) of the shares of Common Stock purchased by Orbis Asset Management Limited and Orbis Investment Management Limited since the filing of Schedule 13D is $486,375.00 and $717,375.50, respectively.

                    *                *                *

     The following paragraph of Item 5 is hereby amended and restated as follows:

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER

          (a)  As of the close of business of the date of this filing,
(i) Orbis Optimal owns beneficially 55,000 shares of Common Stock, constituting approximately 0.2% of the shares outstanding; (ii) Orbis Global owns beneficially 1,080,000 shares of Common Stock, constituting approximately 3.4% of the shares outstanding; (iii) OAML owns beneficially 55,000 shares of Common Stock, constituting approximately 0.2% of the shares outstanding (such amounts are inclusive of the amounts reported by Orbis Optimal pursuant to clause (i) herein); and
(iv) OIML owns beneficially 1,080,000 shares of Common Stock, constituting approximately 3.4% of the shares outstanding (such amounts are inclusive of the amounts reported by Orbis Global pursuant to clause
(ii) herein). OAML, OIML and Mr. James J. Dorr, Ms. Conyers, Mr. Allan Gray, Mr. William Gray, Mr. Gardner and Mr. Gilbertson, the directors and officers of OIML, own directly no shares of Common Stock. By reason of the provisions of Rule 13d-5(b)(1) under the Act, the Reporting Persons comprising the foregoing group may be deemed to own 1,135,000 shares, constituting approximately 3.6% of the shares outstanding. The percentages used herein are calculated based upon the 31,759,423 shares of Common Stock issued and outstanding as of February 18, 1999, as reflected in the Company's annual report on Form 10-K filed with the Securities and Exchange Commission (the "Commission") for the fiscal year ended December 31, 1998 (which is the most recent form 10-K).

CUSIP No. 02629V108                13D                Page 7 of 10 Pages


                    *                *                *

     The following paragraph of Item 5 is hereby supplemented as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

          (c) The trading dates, number of shares of Common Stock purchased or sold and price per share (including commissions) for all transactions by the Reporting Persons during the past 60 days are set forth in Schedules A and B hereto. All such transactions were open market transactions and were effected on the National Market System of the National Association of Securities Dealers Automated Quotation System.

                    *                *                *

     The following paragraph of Item 5 is hereby amended and restated as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

          (e) As of January 29, 1999 the Reporting Persons ceased to be the beneficial owners of more than five percent of the Company's Common Stock.

                                                      Page 8 of 10 Pages



                                   SIGNATURES


     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated:  April 9, 1999


                               ORBIS OPTIMAL GLOBAL FUND, L.P.

                               By:  ORBIS ASSET MANAGEMENT LIMITED


                               By:/s/ James J. Dorr
                                  Name:  James J. Dorr
                                  Title: Vice President


                               ORBIS GLOBAL EQUITY FUND LIMITED


                               By:/s/ James J. Dorr
                                  Name:  James J. Dorr
                                  Title: Secretary and General Counsel


                               ORBIS ASSET MANAGEMENT LIMITED


                               By:/s/ James J. Dorr
                                  Name:  James J. Dorr
                                  Title: Vice President


                               ORBIS INVESTMENT MANAGEMENT LIMITED


                               By:/s/ James J. Dorr
                                  Name:  James J. Dorr
                                  Title: Secretary and General Counsel

                                                 Page 9 of 10 Pages

                                  Schedule A

                          Orbis Optimal Global Fund, L.P.

                       Transactions in the Common Stock


Date of       Number of                   Price Per Share
Transaction   Shares Purchased/(Sold)    (including commissions, if any)
-----------------------------------------------------------------------

02/26/99              (5,000)                       $15.7557
03/01/99              (2,000)                       $15.0810
03/02/99              (5,000)                       $14.9500
03/08/99             (23,000)                       $15.4375
03/31/99              15,000                        $12.6750
04/09/99             (10,000)                       $14.9375

                                                 Page 10 of 10 Pages

                                  Schedule B

                         Orbis Global Equity Fund Limited

                       Transactions in the Common Stock


Date of       Number of                   Price Per Share
Transaction   Shares Purchased/(Sold)    (including commissions, if any)
-----------------------------------------------------------------------

02/26/99           (50,000)                        $15.7557
03/01/99           (25,000)                        $15.0810
03/02/99           (50,000)                        $14.6875
03/02/99           (45,000)                        $14.9500
03/03/99           (30,000)                        $14.8750
03/10/99           (10,000)                        $16.0000
03/11/99           (80,000)                        $16.0625
03/15/99           (10,000)                        $15.7500
03/18/99           (25,000)                        $15.0750
03/31/99            10,000                         $12.6750
04/06/99            (5,000)                        $14.0625